SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 17)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Dov Charney

1809 Apex Avenue

Los Angeles, CA 90026

Tel. No.: (213) 923-7943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 74,560,813

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 74,560,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,560,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 41.4%

14.	Type of Reporting Person (See Instructions) IN

With respect to shared voting and shared dispositive power, see (i) the terms of the Cooperation Agreement dated July 9, 2014 between the reporting person and Standard General, L.P., on behalf of one or more of its funds, filed as an Exhibit A hereto, and (ii) the terms of the Nomination, Standstill and Support Agreement dated July 9, 2014 among the reporting person, the Issuer and the other parties named therein, filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on July 9, 2014.

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (“Charney” or the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, as filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, as filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, as filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, as filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, as filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”), Amendment No. 6 thereto, as filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6”), Amendment No. 7 thereto, as filed by the reporting person with the SEC on July 11, 2011 (“Amendment No. 7”), Amendment No. 8 thereto, as filed by the reporting person with the SEC on April 1, 2013 (“Amendment No. 8”), Amendment No. 9 thereto, as filed by the reporting person with the SEC on June 27, 2013 (“Amendment No. 9”), Amendment No. 10 thereto, as filed by the reporting person with the SEC on July 5, 2013 (“Amendment No. 10”), Amendment No. 11 thereto, as filed by the reporting person with the SEC on May 29, 2014 (“Amendment No. 11”), Amendment No. 12 thereto, as filed by the reporting person on June 23, 2014 (“Amendment No. 12”), Amendment No. 13 thereto, as filed by the reporting person on June 27, 2014 (“Amendment No. 13”), Amendment No. 14 thereto, as filed by the reporting person on July 1, 2014 (“Amendment No. 14”), Amendment No. 15 thereto, as filed by the reporting person on July 9, 2014 (“Amendment No. 15”), and Amendment No. 16 thereto, as filed by the reporting person on December 7, 2015 (“Amendment No. 16” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, and Amendment No. 16 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Company” or the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A — Press Release

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016

/s/ Dov Charney
Dov Charney